SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

067532101

(CUSIP Number)

Ibex Investors LLC

260 N. Josephine Street, Suite 300

Denver, CO 80206

Attention: Justin B. Borus

Telephone: (303) 500-8821

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.000001 per share (the “Common Stock”), of Barfresh Food Group Inc. (the “Issuer”). This Amendment No. 2 supplements Item 4 of the Schedule 13D originally filed on March 23, 2020, as amended (the “Existing 13D”).

ITEM 4.	Purpose of Transaction.

The closing of the Securities Purchase Agreement referred to in the Existing 13D occurred as scheduled on April 15, 2020.

On April 28, 2020, the board of directors of the Issuer appointed Mr. Borus to serve as a director, filling a vacancy. The effective date of Mr. Borus’ appointment is April 29, 2020.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: April 30, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Lazarus Macro Micro Partners LLLP

Ibex Investment Holdings LLC

By:        /s/ Justin B. Borus

Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund and Macro Micro Partners)